ECOSYSTEM CORPORATION
One Penn Plaza, Suite 1612
New York, NY 10119

                                              August 18, 2010

Via EDGAR
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:   Ecosystem Corporation
Form 10-K, Amendment No. 2 for Fiscal Year Ended December 31, 2008
Filed July 8, 2010
File No. 0-32143

Dear Mr. Reynolds:

I am writing in response to your letter to the undersigned dated August 4, 2010.  My staff is preparing a response to the comments in your letter, but will require additional time in order to complete the response.  We expect to submit our response on or before Thursday, September 2.

                                              Sincerely,

                                               /s/ Kevin Kreisler

                                              Kevin Kreisler
                                              Chief Executive Officer